Filed by Yellow Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

of the Securities Exchange Act of 1934

Subject Company: Yellow Corporation

Commission File No.: 0-12255

Subject Company: Roadway Corporation

Commission File No.: 000-32821

FORWARD-LOOKING STATEMENTS

Certain statements made herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “will,” “look forward to” and similar expressions are intended to identify forward-looking statements.

The expectations set forth in this filing regarding accretion, returns on invested capital, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures and achievement of debt reduction targets are only the parties’ expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as the combined company’s cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company’s actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect both Yellow’s and Roadway’s respective businesses as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of the companies’ respective Annual Reports on Form 10-K for the year ended December 31, 2002 and the “Risk Factors” outlined in Yellow’s Current Report on Form 8-K filed on August 4, 2003. Yellow’s plans regarding the maintenance of the separate Yellow and Roadway brands and networks, the continuation of the Roadway headquarters as a major operational center, the focus on administrative and back office synergies and workforce rationalizations are only its current plans and intentions regarding these matters. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company’s market for its transportation services.

ADDITIONAL INFORMATION

Yellow and Roadway will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Yellow free of charge by requesting them in writing from Yellow or by telephone at (913) 696-6100. You may obtain documents filed with the SEC by Roadway free of charge by requesting them in writing from Roadway or by telephone at (330) 384-1717. Yellow and Roadway, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in connection with the merger. Information about the directors and executive officers of Yellow and their ownership of Yellow stock is set forth in the proxy statement for Yellow’s 2003 Annual Meeting of Stockholders. Information about the directors and executive officers of Roadway and their ownership of Roadway stock is set forth in the proxy statement for Roadway’s 2003 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Transcript of address of Bill Zollars at meeting of Roadway Corporation employees on August 27, 2003.

ROADWAY CORPORATION / ROADWAY EXPRESS

Bill Zollars—Employee Meeting Address (transcribed from audio/video footage)

8/27/03

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Introduction: Jim Staley

Since we do have guests here from Yellow I want to introduce them to start off, and obviously this has been advertised to you.

Bill Zollars, president and CEO and chairman of the board of Yellow Corporation, soon to be Yellow Roadway Corporation or if we change his mind maybe Roadway Yellow Corporation. [cheers/applause] I’ve already welcomed him this morning to the “Eastern Headquarters” of the corporation.

And we also have Dan Churay, general counsel, is in the background for Yellow Corporation. Bill does travel without his lawyer from time to time, but he did think it would be appropriate to have him here today.

And Steve Yamasaki is beside Dan, he is the senior vice president of human resources and other unnamed functions I think and obviously you’ve probably got some questions for him.

But since our new fast friends from Yellow are here I thought I’d start the meeting off by letting them share with us this announcement that NASSTRAC made that Roadway has received the 2003 Carrier of the Year award for the national category. [applause] As far as I know that’s not an award Yellow has won [laughter] for at least fourteen years. Prior to that I don’t know what happened. Bill can enjoy this in good fun because he’s part of the family now. Doesn’t he look like a proud parent? [laughter] He’s getting there. And I’m a proud child and I’m getting there. But I do want to spend this time with Bill answering the questions that are on everybody’s mind, and he’s going to spend some time as he did this morning talking about the acquisition, talking about why Roadway, why this timing, what the future holds for us. And I think as you listen intently, as I know you will, you will feel very good about what has happened. I know that we have had all kinds of issues to deal with, personal concerns, anxieties, none of us are over those yet and that’s typical I think, that’s appropriate. We feel very strongly about what we’ve done, we feel very strongly about our company and I certainly know that the people at Yellow have the same feelings about their company.

But having absorbed the details of the acquisition and knowing where we are at this point in time it is a great time to get our focus moving forward and think about what this does mean to our corporation. Given the fact that Bill and his team have worked long and hard on why this acquisition makes sense, what is the strength of Roadway, it’s kind of refreshing to hear from the outside their recognition of things that we believe in so strongly on the inside. Bill values our company. The board of directors at Yellow Corporation values our company, they covet our company [laughter] they have purchased our company [laughter]. And that’s good, because what this means is that together Yellow, a company that we have great respect for, great admiration for, and they in turn the same feelings for Roadway, we’re now in a position where we together can go into the marketplace. And this is all about our ability to compete in the marketplace and grow our business and provide good jobs and have a sense of security that maybe we always thought we had but in the back of the minds we had some concern that are we really secure in this business? Well, I feel very strongly that the future is brighter under this

Yellow/Roadway banner than perhaps it could have been under the Roadway banner. Not because I had any lack of confidence in what we do as an organization, you know how strongly we feel about the things that we do and the success that we have. But the fact that we will be a very large piece of a much bigger much stronger company that is able to take the blows that inevitably take place in the marketplace, are able to respond to those better equipped to take on opportunities.

When you step back and let the activity be a little less personal, when you think about what this really means to the future of our organization, I think you can have a very good feeling about that. But I know at the same time that we have a group here in our general office that has great anxiety, feels somewhat threatened. We’d all be better off if we didn’t read the “Akron Beacon Journal.” [laughter] Whatever walk of life you come from you’re better off if you don’t read that paper! [laughter] Do we have any reporters here tonight? [laughter] It will get back, it does. Some of their writings have not really done justice to what this transaction is all about. But certainly we do have to be frank and say that, yes, there is an opportunity to reduce costs and sometimes cost means jobs, sometimes it means change. We recognize that, we’ve got to deal with that. And we will deal with that, we’ll deal with that at Roadway because we know that this is a good business and we’ve contributed to the success of a good business and we will continue to do that and we’ll do that with a very strong commitment. But it is a group that I look at and see some concern for the future and we want to try to help you work through that concern. The strongest message we can give here is we intend to grow our company, we intend to grow at Yellow, we intend to grow the entire Yellow Roadway Corporation and growth absolutely means jobs. But at the same time for us to grow we’ve got to become more cost competitive in the marketplace. And that really is a huge issue. We have to walk away from business all the time because we’re just not cost competitive. And all of us represent cost. All of us represent the opportunity to generate revenue, but for us to be truly competitive in the marketplace we have to be the most agile, the most nimble, the most cost-focused company that’s out there. And this gives us an opportunity to do that in a meaningful well-balanced way and have people see a better future than perhaps you see right now.

So I’ll leave that part of the speech to Bill, for him to show you how this is really going to take place. I don’t want to take up too much time on the agenda here because it’s most important, you can hear from me anytime, I want you to hear from Bill. And I do welcome Bill to our headquarters here. Great to have you here, thanks for coming to Akron. [applause]

Bill Zollars:

Thanks, Jim. That’s as usual very gracious of you and I want you to all notice I’m wearing my Roadway blue today. And I think you would have retired that NASSTRAC trophy by now, you’ve won it so many times I don’t know why they just don’t give it to you. [laughter] It’s a little strange for me to be feeling good about Roadway receiving an award and even stranger, in a way, for me to be saying boy I hope you guys have a really great year this year.

But I thought maybe I’d just take a few minutes and tell you a little bit about why we think this is a good idea and a little bit about the timing and what’s going on right now. And then save the majority of the time for questions that I know you have.

Just maybe a couple of seconds on my background. I’m originally from Minnesota, I grew up there, I went to school there. A lot of people have said to me, boy everybody I meet from Minnesota is very energetic and that’s because the ones that aren’t, die during the winter. So it’s kind of a natural selection process. I spent most of my growing up time there. Came out of college and went to work for Kodak, spent most of my career at Kodak – twenty-four years there in a variety of different jobs. They really couldn’t find anything I could do very well so they kept

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moving me around. I spent about eight years outside of the country, five years in England, a couple of years in Toronto and a year in Tokyo, in different functions like finance and strategic planning and marketing and some general management kinds of jobs, as well as in logistics. And in 1994 I left Kodak, frankly because I thought they were going to have a lot of trouble dealing with a couple of strategic issues they had, one being digital imaging and the other being Fuji. Went to work in ‘94 for Ryder to help start their logistics business up and was there for three years getting that up and running. And then one morning I woke up at Yellow, not exactly sure how that happened, but that was in 1996, right around the end of ‘96. I went in first to lead the Yellow Freight organization which as you know is now called Yellow Transportation and then in 1999 took over as the CEO from Maury Myers who went on to Waste Management, he’s now the CEO there.

So that’s kind of my background in a nutshell. Married, four kids. Live in beautiful Leewood, Kansas, where the average temperature the last month has been 102º and it hasn’t rained since April I don’t think. So it’s nice to be in a place that’s got a little bit more pleasant temperature, although I know you guys have had a lot of rain here.

Let me take a minute and talk about what Jim mentioned, and that is why we think this is a good idea. And it really goes back to something that’s been happening in our market for a long, long time but has probably accelerated here in the last four or five years – and that’s the change in the competitive landscape. Today we’ve got companies like FedEx and UPS heavily in our market. Those are category killer companies. Those are huge companies with tremendous resources and lots of brand recognition. And really those are the long term competitors of the future for us as Yellow Roadway Corporation—and we haven’t designed the logo yet, so who knows? It could end up being Roadway Yellow Corporation, I’m not sure. I’m nothing if not flexible! [laughter]

So this whole change in the competitive landscape has had us thinking for some time that if we’re going to be one of the four or five remaining companies in the transportation business that we had to be bigger. We had to have more scale. We had to have the ability to compete with some of these category killers.

And as we looked around at ways to become a bigger company Roadway kept coming into view because we’ve always had tremendous admiration for Roadway, as Jim said. And I think that admiration has come from seventy years of competition. We have always viewed Roadway as a very tough competitor, a very professional competitor, a competitor with high integrity, and probably most of all a competitor with great people. And also a company with tremendous brand equity and brand recognition in the marketplace. So we kept coming back to the combination of Yellow and Roadway really being one that would give us tremendous potential on a going forward basis.

So the first time we came around to sort of pester your board and your leadership was back about two years ago. At that point in time for a number of reasons we just couldn’t make things come together. Then earlier this year following the completion of the Teamster contract we came back and started those discussions again and were able to make the deal come together. But I think the bottom line to this is something Jim referred to as well, and that is we want to take this $6 billion company and make it a $7 billion company. And we think that together we have a much better opportunity to make that happen than we would have been able to do separately. A lot of the analysts have said how come you’re not taking more cost out and aren’t you afraid you’re going to lose lots of customers and lots of revenue. And frankly we think there’s a better chance that we will actually grow the business and grow the revenue than there is that we’re going to lose any substantial revenue. I can talk a little bit about that in a second.

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But the whole idea behind this is the two companies together will be more successful than they would have been separately and that’s really what’s been driving the strategy right from day one.

The second question that is usually asked is, why now, what’s the reason for this timing? And I think this is really a case where a lot of things kind of came together at the right time. First of all we’ve got two companies that are operating very well. But operating very well in a pretty poor economy. So there’s just tremendous upside for both Yellow and Roadway, and that’s important in terms of really putting these companies together when neither one of them is really struggling, when the opportunity because of our operating leverage is really tremendous as the economy recovers. So putting together two companies that are successful is one piece of the puzzle.

The second piece of the puzzle really goes back to the Teamster contract. We’ve got a five-year deal with the Teamsters now. We don’t have to worry about renegotiating that contract for another five years. Under Jim’s terrific leadership we were able to get a good contract that gives us great line-of-sight out for the next five years and as most of you know about two-thirds of our cost is labor cost, so that’s a big deal. So that Teamster contract was kind of the second thing that came into focus.

The third thing that came into focus was the fact that the capital markets have probably never been better for a deal like this. We got very low cost debt, we’re able to do this deal from a financial standpoint in a very effective way. And that also means we don’t need as much cost synergy to help make the deal make sense. So that was another piece of the puzzle.

And then probably the most important factor, the fourth factor that came together here was the willingness for Jim and the rest of the leadership of Roadway to embrace this strategy in the same way that the Yellow leadership has. Early on in the discussions I told Jim I didn’t want to do this if he had any reservations about wanting to be part of the new team. And I think the more we talked about our strategy and our vision for the future of the combined company, the more comfortable Jim became with that strategy and vision. And at the end I think we were very much in lockstep about where this company can go and how we’re going to get there.

That was really the final piece in this puzzle, making sure we had the leadership here at Roadway as excited about this as we were.

So that’s really ‘why now,’ it was all those things sort of coming into alignment.

If I might just take a second to talk a little bit more about the vision of the future. We surprised a lot of people when we announced this but I think even more surprising to many people was the fact that right out of the box we said we are going to keep both companies separate, we’re going to continue to invest in both brands and grow both brands. That is very unusual for acquisitions and mergers in this transportation industry. But we’ve got two great companies here that are growing and are very well accepted by their customer bases. The last thing we want to do is put any of that at risk. So this dual branding strategy which we thought was the right answer right from the beginning I think surprised a lot of people. It surprised not only the investment community but it might have surprised even some of our customers and some of our employees. But at the end of the day this is a way to minimize the risk, minimize the change, and at the same time get the advantages of putting these two companies together.

Today there is very little overlap in the marketplace, a lot less overlap between Yellow and Roadway than most people think. When you get down to looking at this in some detail it’s only about a 15% overlap in our customer bases. So there’s already good differentiation in the market between these two brands. As we find out more about why that is we can use that

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information to further reposition these brands, further reduce the overlap and as a result of that grow both Yellow and Roadway more quickly. So the dual brand strategy I think is one that Jim certainly thought was the right approach, I did as well. And as we’ve had a chance to tell the story to the investment community, to customers, and really to employees, I think everybody is beginning to warm up to this strategy and really understand why this makes the most sense and why it’s the strategy that gives us the best chance for the best success.

So dual branding strategy is here to stay. I think as we go forward you will see us continue to invest in both brands pretty aggressively. And also try and understand better what separates these brands so that we can do a better job of positioning the brands for faster growth.

In terms of the timetable we’re on, right now we’re in the process of being reviewed by the Justice Department, as I think most of you know. It’s what’s called a second request, it’s something we expected. It will probably take a couple of more months to get through that process. And our best guess is that sometime around the end of the year this merger will close and we will be one company.

There is a process that we’ve just started that you’ve probably heard about at least officially in the last couple of days and that’s the synergy process that’s ongoing now and I’m sure that’s got people pretty anxious. I know it has at Yellow and probably more so here in Akron. But what we’ve tried to do here is have a very visible process that we will communicate about on a very regular basis. And the synergies that are available to us are really focused in two key areas. The two key areas are really places where we have duplicate infrastructure and places where we can use our purchasing leverage. Those are kind of the two buckets of costs that we’re looking at. We’ve already said that we’re not going to do anything to jeopardize the customer interface for any customer – we’re not going to give any customer a reason to change from Yellow or Roadway. So we’re really focused on no change at the customer interface either operationally, from a sales standpoint, from a customer service standpoint. So the two areas we are looking at and the process that’s just been announced will address these is this places where we’ve got duplicate infrastructure and places where we can use our bigger volume for better leveraging on the purchasing side.

Where we’ve got duplicate infrastructure they are really cases where that duplicate infrastructure isn’t Roadway’s or Yellow’s but it’s a third party. For example, we both do business in Mexico, we do business there through a third party at Yellow, Roadway does the same thing. One of those will probably go away so we eliminate that duplicate infrastructure but it has no one in fact on the job levels at either company.

There are other areas, however, that will have an impact, where we do have duplicate internal processes that we’re going to take a look at. I can assure that in those cases where we do that we are going to stick to a very objective set of criteria and pick the best practice. And where there is pain we’re going to share it, we’re going to have as balanced an approach as possible there so that the pain is shared equally between Yellow and Roadway where we do have processes that we are going to reduce the duplication.

That process, the synergy process is being led by Mike Smid from Yellow and Bob Obee here at Roadway. They have named two people, teams of two people – one person from each company – to focus on specific areas. And you’ll see a lot more about that as we go forward. But that process is the one we will use to take a look at where there’s potential and where there’s duplication and where the best practices reside. Those teams report up through Bob and Mike and then there’s a steering committee that’s made up of Jim, myself, Bob Stull, and James Welch, and that will sort of be the group that oversees the best practices review and the synergy process. So we’ve got a fairly easy to understand process set up and we’re going to be

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communicating about that on a very regular basis so there should be no question about where we stand or what’s going on there.

I think that’s about all I wanted to cover in sort of my remarks, but I’d really be interested in what’s on your mind and be happy to answer any questions that you might have.

I’m sure there must be some.

Q: …the race car…

Oh, the race car, man! That didn’t take long, Jim. Question number one. I think there’s an opportunity here for us to participate in NASCAR with both companies. One of the things that we will be talking about is having a Roadway car and a Yellow car, probably not on the track at the same time! [laughter] That would probably not be a good idea. But I do think there’s an opportunity here to leverage our experience with NASCAR and make it available to Roadway if it’s something you’re interested in.

Q: There’s been a pretty good amount of communication since the announcement of the acquisition, what can we expect in terms of the updates we get specifically regarding these synergy teams?

I think we’re going to try and over-communicate in this area rather than under-communicate. And Mike and Bob have both agreed that that’s the way we’re going to want to approach this. So you’ll see regular updates. Bob, you’re back there, do you want to maybe talk a little bit about that?

Bob Obee: Thanks, Bill. We just this past week made an announcement on the process itself, just formulating the final plans for that. There are kickoff meetings next week both here and in Kansas City for the leadership teams. And it’s, as Bill said, a balanced approach, with equal participation from both companies. We will be getting together next week and kicking that off and making final plans for commitments for communication. But the general commitment at this point is to establish a regular schedule to give you updates, and make sure that you understand the process and how it’s moving forward.

Q: What are you hearing from your customers and what are you telling them to assure them that this is a win-win for the customer and us?

The question is what are you hearing from your customers and what are you telling them about why this is a good deal for them. I think in terms of what we’ve told customers is that nothing bad is going to happen and no changes will be visible to them. So that they are going to have the same good service that they are getting today whether they are a customer of Roadway or Yellow or both. But that they will see incremental stuff that will be good. We’re going to be able to invest more in service improvements at both companies and spread it across a broader base. We’re going to be able to put more technology investment to work and get better return on that technology. So we’ve kind of said to them you’re not going to see any changes in the short term and in the long term you ought to see service improvements, better technology, and you ought to see new service opportunities from Yellow and Roadway, new things that you can get from us. So that’s kind of what we’ve been telling them.

What we’ve been hearing back from them has been very consistent. And frankly we’re hearing the same thing from investors and from customers, and that is if you do what you say you’re going to do, we’re okay. The unsaid message is there that if you do something that’s different from what you’ve said then you’re going to create some questions in our minds. So I think the

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customers are all just sort of waiting to see and make sure that we follow through and act like we said we are going to act. And if we do that I think we’re going to be in great shape. I think the danger is if we start to do things that are different from what we said, then I think we could have a problem with customers, with investors or even with employees for that matter. We just have to do what we say we’re going to do.

Q: Roadway has focused a lot on leadership over the past few years, specifically developing leaders at all the different levels. What message do you have to these folks in making the new company successful?

I think one of probably the best examples I can give you is that we’re going to be using the AI process as a way to do strategy development and team building for the new team. That’s a process that Jim introduced me to back about a month ago and I know it’s been very effective here and it looks like a terrific process. So rather than try and reinvent something I think we’re just going to take that process, embrace it, and use it as we go forward.

By the same token, this EEFB process which you guys have been using here for some time, I think is a terrific process and I asked Jim earlier today if we could sneak a couple of Yellow people into the next one of those meetings so that we can figure out how to use that process at Yellow because I think it’s been very productive for you and there’s no reason why it wouldn’t be for us.

So there are a lot of tools here that we’ve found that we think are really good leadership tools and those are a couple of them that I think we plan on transplanting to the other company.

Q: Mr. Zollars, first I want to thank you for being here in person to address the Roadway employees, and the rest of the Yellow people, because I know that you had no obligation to be here in person. Having said that I have a little bit of a tough question, with all due respect.

We have many, many long term dedicated Roadway employees here and we are very enthusiastic and happy to be here. Worst case scenario, have you thought about a decent severance package for those who may be displaced – and I know you can understand in our position that just speaking to a decent severance package or some kind of plan for those that are displaced would at least address one care that’s one our mind, one of many fears. And again thank you so much for being here.

It’s our pleasure and I would have been here sooner, but Jim wouldn’t let me come. [laughter] I finally elbowed him out of the way and said I gotta come.

Yes, obviously there will be severance and there will be outplacement and we will do the right thing in terms of any kind of downsizing we have to do.

I am still pretty optimistic that it’s not going to be real significant. But having said that, for those people that it does impact, it is significant. As a result we’ll do everything we can to make the transition as easy as possible. So there will be severance and outsourcing and lots of other things.

Hugging is good. [laughter]

Yes?

Q: …early retirement offered and also for those people whose positions are eliminated is there any chance of relocation to the Yellow Corporation?

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On the early retirement I think it’s too early to tell. We don’t want to encourage good people to leave, so it’s probably too early to say anything about any early retirement potential.

In terms of relocation I think there is a real possibility of that and I think in both directions. If we end up shutting down a process in one company and keeping it in another the one thing that Jim and I both agree on is we want the best talent available. So there will be potential I think for relocation in both directions. And hopefully it won’t be over 100º in Kansas City by the time people get there if they end up going in that direction. But I think, yes, it will move both ways.

Q: I just wonder what your and Yellow’s reaction was to some of the bond ratings that came out a couple weeks ago, some of the unfavorable?

The credit ratings? It was about what we expected. For some reason the credit agencies don’t like our industry very much. And we had expected to be lowered two notches, without getting into a lot of details which I don’t even understand, and we were only lowered one notch by both Moody’s and S&P so it actually came out a little bit better than we expected. The good news is that Roadway and Yellow have tremendous operating leverage and generate a lot of cash. You guys were in the process of paying down the debt that you acquired very quickly. We’re pretty much debt-free, up until this acquisition [laughter] then we’ll have some debt! But the good news is it doesn’t take us very long to pay down that debt. Our pro forma projection says that by the end of the first year of the acquisition our balance sheet will be back in great shape. And for those of you that are finance geeks, our debt to cap will be in the low 40% ratio, our debt to EBITDA will be under two. So it doesn’t take very long to recover because of the cash generation power of these two companies.

Q: Can you tell me does Yellow have a pension plan? I’ve heard both.

Yes, we do.

Q: The benefits I understand probably aren’t going to change right now for Roadway employees but can I hear just a little bit about Yellow’s benefits?

Sure, sure, they’re terrific. Next question. [laughter] No, seriously, I think that there are differences in the benefits between Roadway and Yellow, not a lot of difference but there are differences and over time those will sort of morph into one benefits package. But ‘over time’ is really the operative word there. We’re not planning any big changes. The one change that will have to be made of course is that you’ve got a 401(k) match that’s got Roadway stock. There isn’t going to be anymore Roadway stock, so that’s one change. But I think the benefits packages are relatively equal. Some a little better on Roadway, some a little better on Yellow. Pension plans are pretty similar. You won’t see any big changes there.

Q: Along that same line, I understand that Yellow does not offer health benefits to their retirees? Will that follow through with Roadway eventually?

What we’ve said is that the healthcare for retirees, we offer it, they just have to pay for it, so it’s a little different. But for Roadway retirees through the end of next year there will be no change. And then we’ll be looking at things after that. But for the next I guess about sixteen months or so no change for Roadway retirees.

Q: Bill, a follow up to the 401(k) question, our employees have a lot of Roadway stock, as you mentioned. Could you just share with us whether Yellow stock is an investment option in your plan and what are the diversification capabilities that an individual has? Our employees right now are wrestling with that decision do I, that 50/50 split, do I ask for all cash, do I want to ask

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for stock? And whether or not they are going to be able to diversify would have some bearing on that decision.

You know 401(k) decisions are really tough because they’re so personal. And really I hesitate to give anybody any guidance on 401(k) decisions because it is such a personal thing. I think diversification is a good thing. We have chosen at Yellow to limit the amount of Yellow stock that any one person can have, because we do think diversification is good. Even with the most dedicated employee and the best performance of a company we just think diversification is a better option. So we’re doing some things right now to adjust our 401(k) which I can’t really talk about because we haven’t announced them yet at Yellow. But I think it will bring the two 401(k) approaches more closely in alignment than they are today. You’ll just have to wait and see, but we’ll be making some changes at the end of the year which will bring our approach to 401(k) and Roadway’s approach to 401(k) closer together.

Q: …better able to leverage technology. Now what is your IT strategy in that regards?

I think that our IT strategy has always been that it is a central part of our competitive advantage and I know you feel the same way here at Roadway. I think the fundamental approach has been a little bit different in you’ve done more outsourcing than we have, we’ve got an almost entirely in-sourced IT organization. I think you’ve done a little bit more outsourcing than we have. But at the end of the day one of the areas we’re going to be looking at is IT from a synergy team standpoint and looking at best practices again. So I think we’ll be taking a step back from both companies and saying, okay, what’s the best combination of resources that we can come up with to keep that competitive advantage on the technology side. We spend about $80 million a year on technology at Yellow, I don’t know exactly what the number is here at Roadway but it’s still going to be a very fundamental part of what keeps us in first place. I just think we’re going to be able to do more, have a more effective technology investment spreading it over a $6 billion base than we would spreading it over a $3 billion base. But all of those things we’re going to look at as we through the synergy process.

Q: …when the merger takes place how does our service, do we retain it, are we going to lose it?

Are you talking about years of service? Oh, you’ll retain it. You don’t lose any years of service, no.

Q: If the synergy teams find 100% best practices at, for example, at the Yellow corporate office, how many jobs do you expect to be lost in Akron?

I have no idea. And that’s probably not the answer you’re looking for, but all I can tell you is I don’t think it’s going to be a huge number of people. For a couple of reasons – one is a lot of the savings when I talked about those two buckets between the leveraging purchasing and the duplicate infrastructure, about half of the savings was identified as in the leveraging purchasing category. And the other bucket is made up of both our infrastructure and the infrastructure of third parties. So all I can tell you is that whatever the reduction in force is, I don’t think it will be a big number and it’s going to be shared across the two companies. But I can’t get into specific numbers because I just don’t know.

Q: Once the deal is finally sealed and the synergy teams meet, how long after that will be know when the layoffs will take place? I mean are we looking at a six month timeframe? I mean you’ve stated some process for the year, so there has to be some timelines associated with that.

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Yes, we’ve given ourselves twelve months after the closure of the merger to get the cost synergies that we’ve committed to with the Street. So the answer to that is we will tell people as quickly as we can. But it’s not all going to happen on day one and some of this will be phased, obviously, because we’ve got duplicate processes that we just can’t turn the switch and one of them goes away. We’re going to have to have a good implementation plan and a good migration plan. So I think we will tell everybody as quickly as we can and as clearly as we can. But it’s not all going to happen on day one and many of these will have migration plans so they will be over a period of months probably.

Now some of them are easy – we go to the railroads, Jim’s looking forward to this, and just beat them up. That’s easy to do. Maybe we can get that right away. But some of these others are going to take some time.

Q: Thank you. Just for clarification, you had mentioned that the 401’s for Roadway were going to just disappear, where are they disappearing to?

No, no. I didn’t mean to say that, I’m sorry. What I said was part of the Roadway 401(k) plan has a Roadway stock match. Right? The match is made in Roadway stock, am I right about that? Yes. Since there won’t be anymore Roadway stock it may be Yellow stock or, that’s what I was referring to. I don’t want you to think the 401(k), this is not Enron, the 401(k) is not going away. [laughter] No, you still have all your 401(k) money.

Q: …sharing also?

Does Yellow have profit sharing is the question. The answer is yes. I think that the benefits and the incentive systems and the comp systems are very similar. There are differences, and over time we will bring those together. But they are very similar to begin with, which is a big advantage.

Q: My next question is do you expect the combined workforce to also help in healthcare arena, reducing our costs for healthcare?

You know, that’s another part of the purchasing leverage issue. With 48,000 employees, however many nonunion we have, we should have more leverage with the providers. We’ve got United Healthcare as our provider. I don’t know, Jim, who you’ve got? CIGNA. So again there’s an opportunity to do some negotiating there. And I would expect us to do that.

Q: I had read where Yellow had more or less determined to go more into the regional markets. So you see both brands going towards regional market or do you see one company focused on regional and one on long haul?

No, I think that we’re both going to serve regional markets but I think it will be a little different strategy. Yellow has gone into the regional markets through their existing network. And about 40% of Yellow Transportation’s business today is in the second day market and they plan to enter the next day market through their existing network sometime around the end of the year.

Roadway’s next day offering is New Penn, right now, so I think we’ll both participate but through a little bit different approach.

Q: Is your sales force made up the same way we are, divisions, districts?

It’s a little different. You’ve got four division vice presidents I think and then it kind of breaks down from there. Yellow Transportation has fifteen area vice president, which is kind of hybrid of

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the division vice president layer and the next one down. But we have a local sales force at Yellow and we have a corporate account sales force. So that’s very similar. And a lot of the other things are similar. You’ve got Time Critical, we’ve got Exact Express, so there’s a lot of similarity there.

One of the things I didn’t really mention earlier that I probably should have is our non-asset based company, Meridian IQ, is an area where we can certainly offer the services from Meridian IQ to the existing Roadway customer base. We talked about that a little bit this morning but the fact is that there is still a big trend toward outsourcing and I think your situation is very similar to ours, is that we get caught up in that a lot of times and kind of lose control of some of the customer interface there. With Meridian IQ we’ve got a player in that game that can actually go in there and secure that business and then make sure that Roadway and Yellow are the preferred carriers. So there are some additional opportunities I think for the Roadway sales force to sell some things to Roadway customers that they don’t have available today. And that will be another one of these additional things we can offer customers.

But the sales force structure is pretty similar and I think the operation structure is pretty similar.

Q: What is the rationale of having Yellow Global being part of Meridian IQ and not being incorporated in the larger Yellow Transport or Yellow Corp unit?

Now this is getting to be a little inside baseball, so let me explain this. For those you that don’t know, Yellow Global is our international offering at Yellow. It is sold by the Yellow Transportation sales force but the execution of the shipment management is done by Meridian IQ. The question is, why do you do that?

Meridian IQ being a non-asset based company has, for lack of a better term, a freight forwarding capability. And we have all of our freight forwarding capability in one place, at Meridian IQ. So if it’s an Exact Express shipment that goes outside of our network, that’s managed by Meridian IQ in terms of executing. If it’s an international shipment that’s obviously going to go outside of our network, that’s managed by Meridian IQ. So we’ve taken that freight forwarding capability and located it all in Meridian IQ and that’s why we’re organized that way.

Q: As follow up question, you mentioned earlier you gave the example of operations in Mexico where you see some synergies. Yellow outsources a lot of their international, so does Roadway. So you see the synergies in that area as well?

I do, from a buying power standpoint. It sounds like you know a lot about the international business but obviously by combining our volume with Roadway’s volume we can go to ocean carriers and international air carriers and say, we need a better price. What that does is it allows us to compete at a lower price or make a higher margin. So I see that as a definite opportunity, for sure.

Q: Is Yellow planning to switch to a thirteen period accounting cycle? [laughter/applause]

That’s probably about the only advantage of being the acquirer – we don’t have to do that! [laughter] I think we’ll stick with months.

Q: Kind of along that line, like operating ratios, is there going to be a Yellow Roadway operating ratio? Because Roadway is not really a subsidiary.

No, the way the operating ratio will work is the analysts that follow us and investors will look at Yellow Transportation’s operating ratio and Roadway Express’ operating ratio. And then they’ll

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look at the profitability of the parent company, Yellow Roadway. But there will still be a lot of intense focus on Yellow Transportation and Roadway Express and New Penn, from an operating standpoint.

Q: Will we be sharing customer information? Pricing?

That’s one of the absolute no-no’s. As part of the Department of Justice review we’ve got to be extremely careful that we don’t do anything with respect to the customer interface, marketing or any of that stuff. So they answer is we won’t do any of that. Well, I think once we become one company then you’ve got a little bit more latitude but certainly not until after that.

Q: How do you envision or have you had reaction from customers to having a Roadway sales rep and a Yellow sales rep competing for the same business?

I think that was another concern that the investment community had. Frankly, it’s going to continue pretty much as it has been. As I said earlier, there’s not a lot of overlap in the customer bases. Obviously some customers prefer Roadway for some reasons and other customers prefer Yellow. I think we’re going to continue to compete in the marketplace as we have been. I think that’s just probably good business and I think it’s another way to insure that we don’t lose any customers.

…

I haven’t had any questions from the balcony yet. Oh! People up there have their hands up now! They just don’t have any microphones up there. Okay, yell!

Q: Does Yellow have a separate trade show department?

Yes, the question was do we have a separate trade show department. We call lit Exhibit Services, but yes we do. It’s a pretty good size organization and growing rapidly, but yes, we do.

…

Anything else from upstairs?

Q: …[inaudible]

How can we compete against ourselves? Well, that’s a really good question but I think the real answer to it is that each company presents the value that they provide the customer and the customer chooses. I think it goes back to this whole idea of better understanding the differentiation in the brands. To the extent that we can more successfully differentiate the brands we remove a lot of that competition. And so over time we’ll find out why customers select Roadway versus Yellow or vice versa and we’ll use that information to continue to reposition the brands so we can grow them faster and be less in competition. The real power here is training the guns on the nonunion companies. That’s where the real power is. And there’s a tremendous amount of potential in doing that. So over time we’ll figure that out.

Q: …[inaudible]

The question was, Time Critical, Exact Express, Volume, all of these things where both companies have branded offerings are you going to combine those? The answer is no.

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It’s very dangerous to start playing around with brands when you don’t understand exactly what the value is. And the one thing we don’t want to do is mess up anything that is working well and has momentum. So none of the brands are going to go away. I think what you will have is some additional brands introduced. I mentioned Meridian IQ, there’s an opportunity to bring a couple of new offerings to Roadway customers. But there is no intention to eliminate any of the brands we have in either company.

Q: [inaudible]

Yes, profit sharing is for everybody, every nonunion person in the company, at Yellow, today.

Q: Will Yellow pricing be the pricing that will be used for Roadway, Yellow 500 or whatever you have got as your base rates, or are we going to have separate pricing structures?

If you thought I couldn’t talk about customers [laughter] I really can’t talk about pricing. I think we’re going to just continue to compete in the marketplace and you know the value equation for a customer is a very complicated thing and more and more – I’m sure your research shows this, because ours does – the price part of the equation is falling lower on the list. Things like reliability, quality, technology availability, those kinds of things are becoming much more important to customers in terms of making a decision about who to use. And as we go forward in time that’s going to continue. So I think each company is going to focus on value and the customer will decide what’s the best fit for them.

Q: Hi, Mr. Zollars. When we’re watching the stock next year…

By the way, you’ve got to call me Bill. Nobody at Yellow calls me Mr. Zollars. I don’t want to start that, I’ll get spoiled.

Q: Okay, Bill, when we’re watching our stock next year what ticker symbol are we looking for?

YELL

I like, those are easy questions.

Q: Bill…from a personal leadership standpoint, what do you consider to be your greatest accomplishment while you’ve been at Yellow?

Oh, man! [laughter] What I was going to say was convincing Staley to stay on was right up there. But, no, fortunately, and I’m sure Jim feels this way, I have had very little to do with the success at Yellow. It’s been mostly the team. When you surround yourself with really good people that’s probably the best leadership trait you can have. And I’ve been really lucky, we’ve got some great people at Yellow and I know Jim feels the same way about the team here. That’s why I’m excited about the combination, because the talent, I mean there’s just nobody that’s going to stop us with the kind of talent we’ve got.

Q: Yellow has a reputation for having a best of class customer service…

That’s good!

Q: …do you see us gaining in best practices and could you tell us a little bit about what we might be able to share maybe early on with that?

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Yes, I think one of the things that is already coming out of the work that Bob and Mike have done is that there are obvious best practices on both sides. And that’s exactly what we expected to find. We’ve uncovered a couple of things that you do much better than we do already. So I would think that as we go through this synergy process those things are going to pop out and then the question is going to be how do we transplant those to the other company. But I think there is just tremendous power there.

Q: Bill, when the NMFA contract ratified this year and the Teamsters got six weeks vacation after thirty years, did you adopt that policy I hope?

Well we have no choice but to adopt the Teamster contract.

Q: …[inaudible] …let me clarify that.

You know, I don’t know what the answer to that is. But maybe Steve does.

Q: We think that is best practice!

Is it? Okay, well, there you go! [laughter] But you don’t have thirty years, unless you started when you were nine here. [laughter] I’m not as dumb as I look! [laughter]

Any other questions?

Q: Bill, I want to ask another question. If like you were talking like maybe customer service would be better best practices at Roadway, how can you put Roadway and Yellow customer service when you’re not allowed to share, you’re supposed to be separate? In other words, that Yellow, to hear Yellow information that should be confidential. I’m not quite following how you can put that in one.

There are two different points in time I’m talking about. Between now and the time the merger closes we can’t do anything about sharing customer information, pricing information, none of that stuff. After the merger has been consummated there’s a lot more flexibility in terms of what we can do. But even on the customer service side it doesn’t mean that we have to serve all the customers from the same location even. We could serve them from different locations using different technology than we’re using today, and I’m not sure which way that would go. But the fact is that when we find best practices in one company, that’s the first step and then the second step is how do we migrate that now to the other company. And that will be as I said earlier, probably a reasonably long migration plan in some cases. But we’ll be able to do a lot more after the merger closes than we can do now while it’s still under review by the Justice Department.

Anything else from upstairs?

Q: With our opportunity here to be able to cross train and go into different jobs so we can advance our learning, what’s the possibilities that as different departments are eliminated you could bump into another job?

It’s probably way too early for me to even comment on that. What I will tell you is that as I said at the beginning, we’re going to grow this company. I’m not a big fan of kind of shrinking your way to success. So the idea here is to provide more opportunity, more jobs, more business. And that’s going to be our focus. So hopefully there will be plenty of growth to offset any kind of reduction in force as a result of the synergy work that’s going on.

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…

I think we’ve exhausted you.

Let me just take this opportunity again to thank all of you for all your hard work and actually we would never have been in a position to buy Roadway if you hadn’t made it such an attractive company. And so you have done just a tremendous job building a great company here and we have admired it for a long time, as I said.

I do think that you are going to see this company do great things going forward and it’s going to be good for all of us. So, again, thanks for having us, hope to see a lot more of you in the future, and again thanks to Jim for just being a terrific leader through all of this.

Thanks a lot.

[Applause]

Jim Staley:

Bill, thanks for coming to Akron and answering a lot of questions. I think you can see our people are very passionate about their company and their jobs and I’ve certainly learned to appreciate that over many years.

I do want to give people the opportunity to ask me any questions that you may have. You did a good job of asking Bill the questions that you normally ask me, so you didn’t hold anything back – I appreciate that. But if there’s anything specific to Roadway that I could answer I’d be glad to.

Bill, I do want to say if you need somebody to be in charge of corporate spirit at Kansas City let me introduce Mary Bailey to you. [laughter] She’s available for a transfer, she’s… [laughter] but she comes at a high price! As you can tell we have a lot of fun here and have a lot of wonderful people and we’re fortunate for that.

Any questions from anybody? That’s it…well…yes?

Q: I noticed that last Friday a lot of Roadway officers sold a lot of stock [laughter] is there a regulatory reason for that or is that, was that a personal decision because you guys happen to have to report it that’s why it’s known? I mean maybe other people did it, too, but I was curious was there a regulatory reason for that all to come about on Friday? [laughter]

I was curious how you got a front row seat! [laughter] Let me speak to that because Bill asked me the same question [laughter] what’s going on here. There are good reasons for what has happened and first I want you to know that any investment decision or decision to sell stock is a personal decision and it’s driven by personal needs and family considerations and such as that. And hopefully I won’t say anything that runs afoul of anything that we’re not supposed to be talking about here. But the long and short of it is a couple of reasons. First of all, Roadway management has historically been compensated to a high degree, high percentage, in stock. And if you looked at the holdings of Roadway officers first of all you’d say they have more money than they need so what are they doing, and they’re paid too much so I don’t understand that part, well you wouldn’t say that but somebody else would! But truth is I would say for the officer group, and that’s the sales that you are referring to, in terms of total financial wealth, whatever it may be, way too concentrated in Roadway stock. Any investment advisor would say you’re crazy.

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Well, problem is the plans have been structured such that the stock just had to be held and would be held until the person retired. So the other part of the way those plans were structured, if there was a change in control in the company as signified by the filing of a proxy with the SEC, and that’s really the triggering event last week, then those stock plans would vest immediately and would be treated as income immediately. As soon as they are treated as income there’s withholding tax that’s due immediately. So even if you didn’t want to sell any stock, if you didn’t do that then you’d have to go to the bank and borrow if you didn’t have the resources. You saw that there was significant fairly high dollar values there. And I’m not going to apologize for that, we’ve got very good compensation programs and I’m thankful for that. But just to cover the income tax which is payable immediately, it’s not, you can’t wait until April 15th to pay that, it’s paid immediately. So much of that stock was sold just to cover income tax payments that were due then. And the reason it all happened on Friday, that was the first day of trading that could take place and the other problem is there’s a very short window there because of SEC regulations relative to insider trading relative to when our calendar quarter closes next Friday, what’s today? Wednesday? Friday is the last day that Roadway officers or insiders could trade in stock until probably after the acquisition is culminated.

So that’s kind of the broad answer. None of that should be interpreted as any lack of confidence in where Roadway is going, where Yellow Roadway is going, purely financial considerations and no doubt there will be other insider sales, if you will, and that’s just a matter of people having to be concerned about their own personal financial situations. All in all as I speak to the Roadway employees, 80% of whom are shareholders, you will have investment decisions to make yourself and you will hold some stock, you will sell some stock, as Dick pointed out some of it you’ll keep, you’ll take the 50% cash, 50% shares. And I’m not going to be an investment advisor to anybody. But the main thing I know that we all are going to do is work very hard to make sure that whoever holds a share of Yellow Roadway stock is rewarded just as well as the current and past holders of Roadway stock have been rewarded. Roadway shareholders are grateful to you for the job that you’ve done in making our company attractive to Yellow. As I remind everybody at Yellow, we didn’t set out to see this company sold and as investors in the company that’s fine but we’re employees first and investors second. The fact that the investment turned out to be good, that’s fine, but what we’re more concerned about and I speak for everybody I think here is that we want to see this company succeed and grow and continue to be the Roadway that it has been.

Bob Stull has made a great point in saying we’ve got a lot of work to do going forward. We’re going to remain focused on what our business plans are. We’re going to enter that Yellow Roadway family with our heads held high and ready to provide not only great results to end what we know as Roadway Corporation, but to secure a very prominent place at the table with the new Yellow Roadway Corporation. That’s the commitment we make to you, Bill.

[applause]

Absent any other questions I guess that’s it for today. Thank you very…excuse me, we do have a question.

Q: …that you spoke about, this synergy team process you spoke of that Bob Obee will be in charge of. How involved will the employees from each department be in that process and will it be left at the director level?

The meeting that will take place next week, Bob will facilitate that meeting and describe how that activity will take place. My expectation is that the employees within the departments will be heavily involved. That’s where we will come to appreciate where those best practices are, where the results are, certainly somebody has to speak for the activity within that department. That

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person will speak with a lot of data gathering that you will assist that person with. So we expect this, Bill and I talk about it a lot, we expect it to be not just fair and balanced, but an inclusive process where at the end of the day people feel good that good decisions have been made. And I think the only way you can feel good about that is to know that you were a part of that process. So we will try to make sure that everybody is part of that.

Q: I would like to personally thank you, Mr. Staley, for coming around after the announcement was made to try to ease the pain for the employees and I would also like to thank Bob Stull for that day in that auditorium. I know he felt like he was getting hit with darts every five minutes. But we do appreciate that. And to Mr. Zollars, I want you to know, we are the best leadership team, you have an excellent company that you have acquired and we have a wonderful officer group and I want to thank all of our officers for everything they’ve done for Roadway. And we will survive!

[applause]

Thank you very much, Roleen. I can’t end it any better than that. Thank you very much.

END OF RECORDING

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